Exhibit 12.1

STATEMENT REGARDING THE RATIO OF EARNINGS TO FIXED CHARGES

Our earnings are inadequate to cover combined fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated. The information presented below from January 1, 2010 through November 20, 2013 is based solely on Capricor, Inc.’s financials and, subsequent to November 20, 2013, the date of the consummation of the merger between Capricor, Inc. and Nile Therapeutics, Inc. (Capricor Therapeutics, Inc.’s former name), includes consolidated financials of Capricor, Inc. and Capricor Therapeutics, Inc.

	Year Ended December 31,					Six Months Ended June 30,
	2010	2011	2012	2013	2014	2015
Fixed Charges:
Interest expense	$-	$-	$-	$58	$201	$123
Amortization of debt issuance costs	-	-	-	7	6	3
Estimated interest on rental expense (1)	5	5	13	21	36	24
Total Fixed Charges	$5	$5	$13	$86	$243	$150
Earnings (Loss):
Net loss before income taxes	$(865)	$(1,149)	$(2,071)	$(8,892)	$(6,217)	$(6,599)
Fixed charges per above	5	5	13	86	243	150
Total Earnings (Loss)	$(860)	$(1,144)	$(2,058)	$(8,806)	$(5,974)	$(6,499)

Ratio of earnings (loss) to fixed charges (2)	-	-	-	-	-	-
Deficiency in earnings (loss) to cover fixed charges	$(865)	$(1,149)	$(2,071)	$(8,892)	$(6,217)	$(6,599)

(1)	Fixed charges include the portion of rental expense that management believes is representative of the interest component.
(2)	Earnings are insufficient to cover fixed charges.